Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS

THIRD QUARTER 2018 RESULTS

•                  Solid Lottery and Gaming KPIs drive strong third quarter results

•                  Net income was $22 million in the third quarter; Adjusted net income was $64 million

•                  Adjusted EBITDA of $443 million reflects strong Italy and global Lottery performance

•                  Full-year Adjusted EBITDA outlook narrowed to $1,740 - $1,780 million, the top half of the prior range

•                  Cash dividend declared of $0.20 per ordinary share

LONDON, U.K. — October 31, 2018 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the third quarter ended September 30, 2018. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the third quarter results; access details are provided below.

“Solid performance and important, long-term contracts drove very good third quarter and year-to-date results,” said Marco Sala, CEO of IGT. “Global Lottery same-store revenues for instants and draw games rose mid-single digits. The installed base of gaming machines was up, and unit shipments of gaming machines increased 10%. And, we enjoyed particularly strong sales and profit growth in Italy, confirming the vitality of that important market. We are firmly on track to achieve our 2018 financial and operational goals.”

“We’ve delivered Adjusted EBITDA growth of 4% and 7% for the third quarter and year-to-date periods at constant currency and scope,” said Alberto Fornaro, CFO of IGT. “As a result, we are narrowing our Adjusted EBITDA outlook for 2018 to $1,740 - $1,780 million, the top half of the prior range.”

Overview of Consolidated Third Quarter Results

	Quarter Ended September 30,		Y/Y Change	Constant Currency Change
(In $ millions, unless otherwise noted)	2018(1)	2017	(%)	(%)
Revenue	1,156	1,221	-5%	-4%
Operating income	200	(556)	NM
Net income/(loss) per diluted share	$0.11	$(3.95)	NM
Net debt	7,570	7,335	3%
Adjusted EBITDA	443	428	3%	4%
Adjusted operating income	257	258	0%	0%
Adjusted net income per diluted share	$0.31	$0.40	-23%

Note: Adjusted EBITDA, adjusted operating income, and adjusted net income per diluted share are non-GAAP financial measures. Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

(1) On January 1, 2018, IGT adopted ASU 2014-09 (Topic 606), Revenue from Contracts with Customers (“ASC 606”). This negatively impacted Revenue in the third quarter by $22 million and positively impacted Adjusted EBITDA by $12 million. Comparative schedules summarizing the impact on the third quarter and nine months ended September 30, 2018 Condensed Consolidated Statements of Operations are included later in this release.

Consolidated revenue was $1,156 million, down 4% at constant currency

•                  $22 million negative impact due to ASC 606

•                  Impacted by lumpiness of product sales and timing of multi-state jackpots

•                  Strong global Lottery performance, improved Gaming KPIs, and broad-based strength in Italy

Adjusted EBITDA rose 3% to $443 million; Adjusted operating income was unchanged from prior year at $257 million

•                  Disciplined expense management more than offset lower revenue

•                  Adjusted operating income includes higher depreciation associated with recent Lottery contract extensions and upgrading of Gaming installed base

Interest expense was $107 million compared to $114 million in prior-year quarter

Provision for income taxes was $46 million compared to a benefit of $20 million in the prior-year period

Net income attributable to IGT was $22 million in the quarter; Adjusted net income attributable to IGT was $64 million

Net income per diluted share of $0.11; Adjusted net income per diluted share of $0.31

Cash from operations was $249 million for the first nine months of the year and capital expenditures were $374 million

•                  $366 million (gross) upfront payments for the Scratch & Win license in Italy

Cash and cash equivalents were $448 million as of September 30, 2018, compared to $1,057 million as of December 31, 2017

Net debt was $7,570 million as of September 30, 2018, compared to $7,319 million as of December 31, 2017

Operating Segment Review

North America Gaming & Interactive

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended September 30	Q3 ‘18	Q3 ‘17	FX	Period Ended September 30	Q3 ‘18	Q3 ‘17	Change
Gaming
Total Revenue	231	262	-12%	Installed base (end of period)
Gaming Services	152	171	-11%	Casino	23,357	22,924	1.9%
Terminal	106	123	-14%
Social (DDI)	0	0	0%	Machine units shipped
Other	46	48	-4%	New/Expansion	843	729	15.6%
Product Sales	79	91	-13%	Replacement	2,998	2,868	4.5%
Terminal	54	46	17%	Total machines shipped	3,841	3,597	6.8%
Other	25	44	-44%

Total
Revenue	231	262	-12%
Operating Income	45	65	-33%

Revenue of $231 million compared to $262 million in the prior-year quarter

•                  Decline of $14 million, or 5%, after adjusting for $17 million jackpot expense reclass

•                  Gaming services revenue of $152 million compared to $171 million in the prior year

•                  Stable after adjusting for jackpot expense reclass

•                  Installed base up 433 units from prior year; yields and installed base stable sequentially

•                  Product sales revenue of $79 million compared to $91 million in the prior year

•                  16% increase in terminal sale revenue includes growth in casino replacement and VLT units, higher average selling prices

•                  Large software sale in prior year

Operating income of $45 million compared to $65 million in the prior-year quarter

•                  Large, high-margin product sales mix in the prior year

•                  Increased depreciation related to upgrading installed base

•                  Timing of jackpots

North America Lottery

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended September 30	Q3 ‘18	Q3 ‘17	FX	Period Ended September 30	Q3 ‘18	Q3 ‘17	Change
Gaming
Total Revenue	37	48	-22%	Installed base (end of period)
Gaming Services	37	40	-6%	VLT - Government Sponsored	14,965	15,225	-1.7%
Terminal	25	25	-1%
Other	12	14	-16%	Lottery same-store revenue growth
Product Sales	0	8	-98%	Instants & draw games			4.8%
				Multistate Jackpots			-25.9%
Lottery				Total lottery same-store revenue growth			-0.6%
Total Revenue	242	259	-7%
Lottery Services	225	237	-5%
FM/Concessions	164	170	-4%
LMA	25	34	-25%
Other Services	36	33	8%
Product Sales	17	22	-22%
Terminal	0	1	-100%
Systems/Other	17	22	-20%

Total
Revenue	279	307	-9%
Operating Income	60	75	-20%

Revenue of $279 million compared to $307 million in prior-year period

•                  Lottery service revenue down 5% to $225 million

•                  4.8% same-store revenue growth for instant tickets and draw-based games more than offset by significantly lower multistate jackpot activity

•                  Lower LMA revenue from Illinois

•                  Lottery product sales of $17 million compared to $22 million in prior year

•                  Growth in instant ticket printing

•                  Large VLT system and lottery terminal sales in prior year

Operating income of $60 million compared to $75 million in prior-year period

•                  Tough jackpot and product sales revenue comparisons

•                  Higher depreciation related to recent contract wins and extensions

International

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended September 30	Q3 ‘18	Q3 ‘17	FX	Period Ended September 30	Q3 ‘18	Q3 ‘17	Change
Gaming
Total Revenue	98	128	-20%	Installed base (end of period)
Gaming Services	33	59	-40%	Casino	12,332	13,022	-5.3%
Terminal	13	14	7%	VLT - Government Sponsored	3,675	1,569	134.2%
Other	19	45	-55%	Total installed base	16,007	14,591	9.7%
Product Sales	65	69	-2%
Terminal	47	43	15%	Machine units shipped
Other	18	26	-30%	New/Expansion	529	176	200.6%
				Replacement	2,681	2,633	1.8%
Lottery				Total machines shipped	3,210	2,809	14.3%
Total Revenue	100	82	23%
Lottery Services	69	70	0%	Lottery same-store revenue growth
FM/Concessions	54	52	6%	Instants & draw games			3.8%
Other Services	15	18	-18%	Multistate Jackpots			2.7%
Product Sales	31	12	162%	Total lottery same-store revenue growth			3.7%
Systems/Other	31	12	162%

Other
Total Revenue	18	24	-23%
Service Revenue	17	18	-1%
Product Sales	0	6	-92%

Total
Revenue	216	234	-5%
Operating Income	56	40	46%

Revenue down 5% in constant currency to $216 million

•                  Stable Lottery service revenue

•                  Same-store revenue growth of 3.7%

•                  Lower non-wager revenue compared to prior year

•                  Significant increase in Lottery product sales from large, multi-year software license

•                  Gaming service revenue of $33 million compared to $59 million in the prior year

•                  Prior year had benefit of certain discrete, non-recurring items

•                  Jackpot expense reclass of $3 million

•                  Service revenue from terminals up high single-digits at constant currency from growth in the installed base

•                  Gaming product sales revenue down 2% in constant currency to $65 million

•                  14% increase in gaming machine unit shipments; higher average selling prices

•                  Lower systems revenue

Operating income up 46% at constant currency to $56 million

•                  High-margin software license sale

•                  Disciplined expense management

Italy

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended September 30	Q3 ‘18	Q3 ‘17	FX	Period Ended September 30	Q3 ‘18	Q3 ‘17	Change
				(In € millions, except machines)
Gaming				Lottery
Total Revenue	175	173	2%	Lotto wagers	1,913	1,815	5.4%
Gaming Services	175	173	2%	10eLotto	1,361	1,261	7.9%
Terminal	159	157	2%	Core	434	494	-12.2%
Other	16	16	5%	Late Numbers	70	60	17.9%
Product Sales	0	0	0%	MillionDAY	47	—	NM

Lottery				Scratch & Win Wagers	2,179	2,198	-0.9%
Total Revenue	184	180	4%
Lottery Services	184	180	4%	Italy lottery revenue growth		3.6%
FM/Concessions	233	229	3%
Other Services	(49)	(50)	-1%	Gaming
Product Sales	0	0	0%	Installed base (end of period)
				VLT - Operator (B2C)	11,027	10,958	0.6%
Other				VLT - Supplier (B2B)	8,094	8,752	-7.5%
Total Revenue	70	66	8%	AWP	43,074	59,084	-27.1%
Service Revenue	70	66	8%	Total Installed Base	62,195	78,794	-21.1%
Product Sales	0	0	0%
				Wagers
Total				VLT - Operator (B2C)	1,426	1,329	7.3%
Revenue	430	418	4%	AWP	879	948	-7.2%
Operating Income	145	126	17%	Interactive Wagers (Gaming)	447	404	10.5%

				Other
				Sports Betting Wagers(1)	225	204	9.9%
				Sports Betting Payout (%)(1)	81.1%	83.3%	-2.1pp

(1) Includes Virtual Wagers and Pools & Horses

Revenue up 4% at constant currency to $430 million with growth across all Gaming businesses

•                  Lottery Service revenue up to $184 million from $180 million in the prior year

•                  Lotto wagers up 5.4% on continued strength in 10eLotto and contribution from MillionDAY

•                  Scratch & Win wagers down modestly on comparison with successful relaunch of Miliardario in the prior-year period

•                  Gaming Service revenue up 2% at constant currency

•                  Higher revenue despite state-mandated reductions in AWP units, incremental taxes, and certain regional restrictions

•                  Strong underlying productivity

•                  Sports betting wagers increased 9.9% to €225 million, payout 210 basis points better

Operating income increased to $145 million, up 17% at constant currency

•                  Strong profit flow-through, especially for Lotteries

•                  Disciplined cost management

Other Developments

The Company’s board of directors declared a quarterly cash dividend of $0.20 per ordinary share

•                  Record date of November 14, 2018

•                  Payment date of November 28, 2018

Recent Capital Markets Activity

•                  Issuance of $750 million 6.25% Senior Secured Notes due 2027

•                  Net proceeds used to redeem $600 million 5.625% bonds due 2020, $144 million 7.50% notes due 2019, and $97 million of its 5.5% bonds due 2020, with the balance funded through utilization of the revolving credit facility

•                  Average debt maturity extended to over 4 years

Full Year Outlook

•                  Narrowing 2018 Adjusted EBITDA outlook to $1,740 - $1,780 million at a EUR/USD rate of 1.19, the top half of the prior range

•                  Continue to expect capital expenditures of $575-$625 million

Conference Call and Webcast

October 31, 2018, at 8:00 a.m. EDT

Live webcast available under “News, Events & Presentations” on IGT’s Investor Relations website at www.IGT.com; replay available on the website following the live event

Dial-In Numbers

•                  US/Canada toll-free dial-in number is +1 844 842 7999

•                  Outside the US/Canada toll-free number is +1 612 979 9887

•                  Conference ID/confirmation code is 9277539

•                  A telephone replay of the call will be available for one week

•                  US/Canada replay number is +1 855 859 2056

•                  Outside the US/Canada replay number is +1 404 537 3406

•                  ID/Confirmation code is 9277539

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2018 are calculated using the same foreign exchange rates as the corresponding 2017 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Digital and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

James Hurley, Investor Relations, +1 (401) 392-7190

Simone Cantagallo, +39 06 51899030; for Italian media inquiries

International Game Technology PLC

Condensed Consolidated Statements of Operations

($ and shares in thousands, except per share data)

Unaudited

	For the three months ended
	September 30,
	2018	2017

Service revenue	963,265	1,013,054
Product sales	192,565	208,147
Total revenue	1,155,830	1,221,201

Cost of services	586,811	625,247
Cost of product sales	107,311	150,358
Selling, general and administrative	194,099	196,862
Research and development	63,277	79,009
Restructuring expense	2,768	9,976
Impairment loss	1,530	715,220
Transaction expense, net	6	627
Total operating expenses	955,802	1,777,299

Operating income (loss)	200,028	(556,098)

Interest income	3,249	2,906
Interest expense	(106,802)	(113,711)
Foreign exchange gain (loss), net	21,104	(117,526)
Other expense, net	(17,244)	(9,802)
Total non-operating expenses	(99,693)	(238,133)

Income (loss) before provision for (benefit from) income taxes	100,335	(794,231)

Provision for (benefit from) income taxes	46,327	(19,824)

Net income (loss)	54,008	(774,407)

Less: Net income attributable to non-controlling interests	31,709	29,207

Net income (loss) attributable to IGT PLC	22,299	(803,614)

Net income (loss) attributable to IGT PLC per common share - basic	0.11	(3.95)
Net income (loss) attributable to IGT PLC per common share - diluted	0.11	(3.95)

Weighted-average shares - basic	204,219	203,489
Weighted-average shares - diluted	204,344	203,489

International Game Technology PLC

Condensed Consolidated Statements of Operations

($ and shares in thousands, except per share data)

Unaudited

	For the nine months ended
	September 30,
	2018	2017

Service revenue	3,017,283	3,063,477
Product sales	547,841	529,812
Total revenue	3,565,124	3,593,289

Cost of services	1,812,553	1,866,281
Cost of product sales	333,065	403,056
Selling, general and administrative	605,405	607,571
Research and development	198,497	242,142
Restructuring expense	7,924	30,706
Impairment loss	1,530	715,220
Transaction expense (income), net	50	(26,682)
Total operating expenses	2,959,024	3,838,294

Operating income (loss)	606,100	(245,005)

Interest income	9,599	7,992
Interest expense	(323,320)	(344,494)
Foreign exchange gain (loss), net	96,955	(384,749)
Other expense, net	(45,567)	(33,247)
Total non-operating expenses	(262,333)	(754,498)

Income (loss) before provision for income taxes	343,767	(999,503)

Provision for income taxes	159,064	53,932

Net income (loss)	184,703	(1,053,435)

Less: Net income attributable to non-controlling interests	104,054	94,870

Net income (loss) attributable to IGT PLC	80,649	(1,148,305)

Net income (loss) attributable to IGT PLC per common share - basic	0.40	(5.66)
Net income (loss) attributable to IGT PLC per common share - diluted	0.39	(5.66)

Weighted-average shares - basic	204,009	203,002
Weighted-average shares - diluted	204,375	203,002

International Game Technology PLC

Condensed Consolidated Balance Sheets

($ thousands)

Unaudited

	September 30,	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	447,550	1,057,418
Restricted cash and cash equivalents	255,470	248,012
Trade and other receivables, net	821,764	937,854
Inventories, net	332,921	319,545
Other current assets	469,741	407,520
Income taxes receivable	50,298	94,168
Total current assets	2,377,744	3,064,517
Systems, equipment and other assets related to contracts, net	1,390,707	1,434,194
Property, plant and equipment, net	184,425	193,723
Goodwill	5,697,030	5,723,815
Intangible assets, net	2,088,573	2,273,460
Other non-current assets	2,206,794	2,427,953
Deferred income taxes	37,706	41,546
Total non-current assets	11,605,235	12,094,691
Total assets	13,982,979	15,159,208

Liabilities, redeemable non-controlling interests, and shareholders’ equity
Current liabilities:
Accounts payable	1,040,701	1,240,753
Other current liabilities	1,161,113	1,780,875
Current portion of long-term debt	—	599,114
Short-term borrowings	29,957	—
Income taxes payable	82,127	55,935
Total current liabilities	2,313,898	3,676,677
Long-term debt, less current portion	7,987,583	7,777,445
Deferred income taxes	493,605	491,460
Income taxes payable	25,654	55,665
Other non-current liabilities	450,951	446,113
Total non-current liabilities	8,957,793	8,770,683
Total liabilities	11,271,691	12,447,360
Commitments and contingencies
Redeemable non-controlling interests and shareholders’ equity	2,711,288	2,711,848
Total liabilities, redeemable non-controlling interests, and shareholders’ equity	13,982,979	15,159,208

Condensed Consolidated Statements of Cash Flows

($ thousands)

Unaudited

	For the nine months ended
	September 30,
	2018	2017
Cash flows from operating activities
Net income (loss)	184,703	(1,053,435)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	312,203	289,088
Amortization	204,256	317,989
Service revenue amortization	164,952	155,318
Loss on extinguishment of debt	49,460	35,428
Stock-based compensation expense	24,944	5,102
Debt issuance cost amortization	16,511	16,602
Deferred income tax provision	11,815	(170,698)
Impairment loss	1,530	715,220
Foreign exchange (gain) loss, net	(96,955)	384,749
Gain on sale of Double Down Interactive LLC	—	(51,348)
Other non-cash costs, net	3,132	8,428
Changes in operating assets and liabilities:
Trade and other receivables	92,823	42,023
Inventories	(26,682)	16,526
Upfront Italian license fees	(366,270)	(185,368)
Accounts payable	(123,057)	(60,733)
Other assets and liabilities	(204,053)	(67,954)
Net cash provided by operating activities	249,312	396,937

Cash flows from investing activities
Capital expenditures	(374,313)	(552,169)
Proceeds from sale of assets	8,200	168,201
Proceeds from sale of Double Down Interactive LLC, net of cash divested	—	823,788
Other	2,064	1,990
Net cash (used in) provided by investing activities	(364,049)	441,810

Cash flows from financing activities
Principal payments on long-term debt	(1,658,753)	(1,601,134)
Dividends paid - non-controlling interests	(126,926)	(51,508)
Dividends paid	(122,394)	(121,840)
Return of capital - non-controlling interests	(64,974)	(62,538)
Net payments of financial liabilities	(36,407)	(32,495)
Payments in connection with the extinguishment of debt	(42,148)	(38,832)
Debt issuance costs paid	(10,199)	(16,350)
Net proceeds from short-term borrowings	29,957	—
Capital increase - non-controlling interests	135,536	127,211
Proceeds from long-term debt	1,415,762	938,160
Other	(18,051)	(24,785)
Net cash used in financing activities	(498,597)	(884,111)

Net decrease in cash and cash equivalents, and restricted cash	(613,334)	(45,364)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	10,924	40,858
Cash and cash equivalents, and restricted cash at the beginning of the period	1,305,430	541,316
Cash and cash equivalents, and restricted cash at the end of the period	703,020	536,810

Supplemental Cash Flow Information:
Interest paid	(419,508)	(397,555)
Income taxes paid	(125,388)	(159,613)

International Game Technology PLC

Net Debt

($ thousands)

	September 30,	December 31,
	2018	2017

7.500% Senior Secured Notes due July 2019	146,237	148,231
4.125% Senior Secured Notes due February 2020	504,248	833,655
5.625% Senior Secured Notes due February 2020	—	595,767
4.750% Senior Secured Notes due March 2020	441,871	585,171
5.500% Senior Secured Notes due June 2020	125,247	125,709
6.250% Senior Secured Notes due February 2022	1,457,021	1,470,075
4.750% Senior Secured Notes due February 2023	974,884	1,008,601
5.350% Senior Secured Notes due October 2023	61,005	61,082
3.500% Senior Secured Notes due July 2024	573,132	—
6.500% Senior Secured Notes due February 2025	1,088,008	1,086,913
6.250% Senior Secured Notes due January 2027	742,760	—
Senior Secured Notes, long-term	6,114,413	5,915,204

Revolving Credit Facilities due July 2021	147,951	76,880
Term Loan Facilities due January 2023	1,725,219	1,785,361
Long-term debt, less current portion	7,987,583	7,777,445

6.625% Senior Secured Notes due February 2018	—	599,114
Current portion of long-term debt	—	599,114

Short-term borrowings	29,957	—
Total debt	8,017,540	8,376,559

Less: Cash and cash equivalents	447,550	1,057,418

Net debt	7,569,990	7,319,141

Note:  Net debt is a non-GAAP financial measure

International Game Technology PLC

Adjusted EBITDA and Free Cash Flow

Reconciliations of Non-GAAP Financial Measures

($ thousands)

	For the three months ended
	September 30,
	2018	2017

Net income (loss)	54,008	(774,407)
Provision for (benefit from) income taxes	46,327	(19,824)
Non-operating expenses	99,693	238,133
Depreciation	109,755	103,182
Amortization	67,806	99,562
Service revenue amortization	53,837	54,279
Stock-based compensation expense	7,825	1,829
Restructuring expense	2,768	9,976
Impairment loss	1,530	715,220
Transaction expense, net	6	627
Non-cash purchase accounting (excluding D&A)	(233)	(126)
Bad debt expense	—	4
Adjusted EBITDA	443,322	428,455

Cash flows from operating activities	129,162	73,013
Capital expenditures	(115,346)	(181,579)
Free Cash Flow	13,816	(108,566)

International Game Technology PLC

Adjusted EBITDA and Free Cash Flow

Reconciliations of Non-GAAP Financial Measures

($ thousands)

	For the nine months ended
	September 30,
	2018	2017

Net income (loss)	184,703	(1,053,435)
Provision for income taxes	159,064	53,932
Non-operating expenses	262,333	754,498
Depreciation	312,203	289,088
Amortization	204,256	317,989
Service revenue amortization	164,952	155,318
Stock-based compensation expense	24,944	5,102
Restructuring expense	7,924	30,706
Impairment loss	1,530	715,220
Transaction expense (income), net	50	(26,682)
Non-cash purchase accounting (excluding D&A)	(666)	(513)
Bad debt recovery	—	(17,858)
Adjusted EBITDA	1,321,293	1,223,365

Cash flows from operating activities	249,312	396,937
Capital expenditures	(374,313)	(552,169)
Free Cash Flow	(125,001)	(155,232)

International Game Technology PLC

ASC 606 - Revenue Recognition Impact

Condensed Consolidated Statements of Operations

($ thousands, except per share data)

Unaudited

	Q3 2018
	Under Prior Accounting	Revenue Recognition Adjustment	As Adjusted

Revenue	1,177,375	(21,545)	1,155,830
Operating expenses	(988,995)	33,193	(955,802)
Provision for income taxes	(46,006)	(321)	(46,327)
Net income attributable to IGT PLC	10,972	11,327	22,299

Net income attributable to IGT PLC per common share - basic	0.05	0.06	0.11
Net income attributable to IGT PLC per common share - diluted	0.05	0.06	0.11

	Q3 2018 YTD
	Under Prior Accounting	Revenue Recognition Adjustment	As Adjusted

Revenue	3,619,952	(54,828)	3,565,124
Operating expenses	(3,020,100)	61,076	(2,959,024)
Provision for income taxes	(159,342)	278	(159,064)
Net income attributable to IGT PLC	74,123	6,526	80,649

Net income attributable to IGT PLC per common share - basic	0.37	0.03	0.40
Net income attributable to IGT PLC per common share - diluted	0.36	0.03	0.39

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

	Quarter to date	Adjustments				Quarter to date
	September 2018			Impairment/	Transaction	September 2018
	As	Purchase	Foreign	Restructuring	and Refinancing	As
	Reported	Accounting	Exchange	Expense	Expense, net	Adjusted

Total revenue	1,155,830	(181)	—	—	—	1,155,649

Cost of services	586,811	(21,241)	—	—	—	565,570
Cost of product sales	107,311	(3,954)	—	—	—	103,357
Selling, general and administrative	194,099	(27,017)	—	—	—	167,082
Research and development	63,277	(232)	—	—	—	63,045
Restructuring expense	2,768	—	—	(2,768)	—	—
Impairment loss	1,530	—	—	(1,530)	—	—
Transaction expense, net	6	—	—	—	(6)	—
Total operating expenses	955,802	(52,444)	—	(4,298)	(6)	899,054

Operating income	200,028	52,263	—	4,298	6	256,595

Interest expense, net	(103,553)	524	—	—	—	(103,029)
Foreign exchange gain, net	21,104	—	(21,104)	—	—	—
Other (expense) income, net	(17,244)	—	—	—	19,875	2,631
Total non-operating expenses	(99,693)	524	(21,104)	—	19,875	(100,398)

Income before provision for income taxes	100,335	52,787	(21,104)	4,298	19,881	156,197

Provision for income taxes (a)	46,327	12,846	301	688	2	60,164

Net income	54,008	39,941	(21,405)	3,610	19,879	96,033

Less: Net income attributable to non-controlling interests	31,709	27	—	—	—	31,736

Net income attributable to IGT PLC	22,299	39,914	(21,405)	3,610	19,879	64,297

Net income per common share - diluted	0.11					0.31
Weighted-average shares - diluted	204,344					204,344

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

	Year to date	Adjustments				Year to date
	September 2018			Impairment/	Transaction	September 2018
	As	Purchase	Foreign	Restructuring	and Refinancing	As
	Reported	Accounting	Exchange	Expense	Expense, net	Adjusted

Total revenue	3,565,124	(540)	—	—	—	3,564,584

Cost of services	1,812,553	(63,457)	—	—	—	1,749,096
Cost of product sales	333,065	(11,735)	—	—	—	321,330
Selling, general and administrative	605,405	(80,602)	—	—	—	524,803
Research and development	198,497	(686)	—	—	—	197,811
Restructuring expense	7,924	—	—	(7,924)	—	—
Impairment loss	1,530	—	—	(1,530)	—	—
Transaction expense, net	50	—	—	—	(50)	—
Total operating expenses	2,959,024	(156,480)	—	(9,454)	(50)	2,793,040

Operating income	606,100	155,940	—	9,454	50	771,544

Interest expense, net	(313,721)	1,536	—	—	—	(312,185)
Foreign exchange gain, net	96,955	—	(96,955)	—	—	—
Other (expense) income, net	(45,567)	(2,184)	—	—	49,459	1,708
Total non-operating expenses	(262,333)	(648)	(96,955)	—	49,459	(310,477)

Income before provision for income taxes	343,767	155,292	(96,955)	9,454	49,509	461,067

Provision for income taxes (a)	159,064	37,101	6,630	1,829	2	204,626

Net income	184,703	118,191	(103,585)	7,625	49,507	256,441

Less: Net income attributable to non-controlling interests	104,054	77	—	—	—	104,131

Net income attributable to IGT PLC	80,649	118,114	(103,585)	7,625	49,507	152,310

Net income per common share - diluted	0.39					0.75
Weighted-average shares - diluted	204,375					204,375

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

	Quarter to date	Adjustments				Quarter to date
	September 2017			Impairment/	Transaction	September 2017
	As	Purchase	Foreign	Restructuring	and Refinancing	As
	Reported	Accounting	Exchange	Expense	Expense, net	Adjusted

Total revenue	1,221,201	(182)	—	—	—	1,221,019

Cost of services	625,247	(36,918)	—	—	—	588,329
Cost of product sales	150,358	(23,961)	—	—	—	126,397
Selling, general and administrative	196,862	(27,180)	—	—	—	169,682
Research and development	79,009	(15)	—	—	—	78,994
Restructuring expense	9,976	—	—	(9,976)	—	—
Impairment loss	715,220	—	—	(715,220)	—	—
Transaction expense, net	627	—	—	—	(627)	—
Total operating expenses	1,777,299	(88,074)	—	(725,196)	(627)	963,402

Operating (loss) income	(556,098)	87,892	—	725,196	627	257,617

Foreign exchange loss, net	(117,526)	—	117,526	—	—	—
Other expense, net	(9,802)	(84)	—	—	9,703	(183)
Interest expense, net	(110,805)	610	—	—	—	(110,195)
Total non-operating expenses	(238,133)	526	117,526	—	9,703	(110,378)

(Loss) income before (benefit from) provision for income taxes	(794,231)	88,418	117,526	725,196	10,330	147,239

(Benefit from) provision for income taxes (a)	(19,824)	30,834	26,056	2,998	(3,230)	36,834

Net (loss) income	(774,407)	57,584	91,470	722,198	13,560	110,405

Less: Net income attributable to non-controlling interests	29,207	26	—	—	—	29,233

Net (loss) income attributable to IGT PLC	(803,614)	57,558	91,470	722,198	13,560	81,172

Net (loss) income per common share - diluted	(3.95)					0.40
Weighted-average shares - diluted (b)	203,489					203,689

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) Weighted-average shares — diluted, as adjusted, include shares that were excluded from the as reported computation, due to the net loss as reported.

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

	Year to date	Adjustments				Year to date
	September 2017			Impairment/	Transaction	September 2017
	As	Purchase	Foreign	Restructuring	and Refinancing	As
	Reported	Accounting	Exchange	Expense	Expense, net	Adjusted

Total revenue	3,593,289	(540)	—	—	—	3,592,749

Cost of services	1,866,281	(117,658)	—	—	—	1,748,623
Cost of product sales	403,056	(77,261)	—	—	—	325,795
Selling, general and administrative	607,571	(90,277)	—	—	—	517,294
Research and development	242,142	(426)	—	—	—	241,716
Restructuring expense	30,706	—	—	(30,706)	—	—
Impairment loss	715,220	—	—	(715,220)	—	—
Transaction expense, net	(26,682)	—	—	—	26,682	—
Total operating expenses	3,838,294	(285,622)	—	(745,926)	26,682	2,833,428

Operating (loss) income	(245,005)	285,082	—	745,926	(26,682)	759,321

Interest expense, net	(336,502)	2,415	—	—	—	(334,087)
Foreign exchange loss, net	(384,749)	—	384,749	—	—	—
Other (expense) income, net	(33,247)	1,567	—	—	35,428	3,748
Total non-operating expenses	(754,498)	3,982	384,749	—	35,428	(330,339)

(Loss) income before provision for income taxes	(999,503)	289,064	384,749	745,926	8,746	428,982

Provision for income taxes (a)	53,932	101,066	87,152	9,132	(88,159)	163,123

Net (loss) income	(1,053,435)	187,998	297,597	736,794	96,905	265,859

Less: Net income attributable to non-controlling interests	94,870	77	—	—	—	94,947

Net (loss) income attributable to IGT PLC	(1,148,305)	187,921	297,597	736,794	96,905	170,912

Net (loss) income per common share - diluted	(5.66)					0.84
Weighted-average shares - diluted (b)	203,002					203,303

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) Weighted-average shares — diluted, as adjusted, include shares that were excluded from the as reported computation, due to the net loss as reported.

INTERNATIONAL GAME TECHNOLOGY PLC

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended September 30	Q3 ‘18	Q3 ‘17	FX	Period Ended September 30	Q3 ‘18	Q3 ‘17	Change
Gaming
Total Revenue	541	611	-10%	Installed base (end of period)
Gaming Services	397	443	-9%	Casino	35,689	35,946	-0.7%
Terminal	303	319	-4%	VLT - Government Sponsored (ex-Italy)	18,640	16,794	11.0%
Social (DDI)	0	0	0%	VLT - Italy Supplier (B2B)	8,094	8,752	-7.5%
Other	94	124	-23%	Total installed base	62,423	61,492	1.5%
Product Sales	144	168	-13%	Yield (average revenue per unit per day)	$27.84	$29.12	-4.4%
Terminal	101	89	16%
Other	43	79	-45%	Additional Italian Network Details:
				VLT - Operator (B2C)	11,027	10,958	0.6%
Lottery				AWP	43,074	59,084	-27.1%
Total Revenue	527	521	2%
Lottery Services	479	487	-1%	Machine units shipped
FM/Concessions	452	452	1%	New/Expansion	1,372	905	51.6%
LMA	25	34	-25%	Replacement	5,679	5,501	3.2%
Other Services	2	1	-17%	Total machines shipped	7,051	6,406	10.1%
Product Sales	48	34	42%
Terminal	0	1	-60%	Global lottery same-store revenue growth
Systems/Other	48	34	44%	Instants & draw games			4.5%
				Multistate Jackpots			-23.1%
Other				Total lottery same-store revenue growth (ex-Italy)			0.4%
Total Revenue	88	89	0%	Italy lottery revenue growth			3.6%
Service Revenue	88	84	6%
Product Sales	0	6	-92%

Consolidated
Revenue	1,156	1,221	-4%
Operating Income:
Segment Total	306	305	1%
Purchase Accounting	(52)	(802)	93%
Corporate Support	(54)	(59)	8%
Total	200	(556)	NM